

Mail Stop 3233

January 31, 2018

Via E-Mail
Jasmine Geffner
Chief Financial Officer
GreenTree Hospitality Group Ltd.
2451 Hongqiao Road, Changning District
Shanghai 200335
People's Republic of China

> **Re: GreenTree Hospitality Group Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted January 16, 2017**
> **CIK No. 0001724755**

Dear Ms. Geffner:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note the graphics and pictures included in response to prior comment 1. Please confirm that you own and/or franchise and manage all properties shown.

Index to Consolidated Financial Statements, page F-1

2.   We note your response to comment 18 and await the updating of your financial statements in accordance with Rule 3-12(f) of Regulation S-X.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kristi Marrone, Staff Accountant at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Chris Lin, Esq.
        Simpson Thacher & Bartlett